JPMorgan Chase & Co.
383 Madison Avenue
New York, New York 10179

August 5, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in the Annual Report on Form 10-K under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that JPMorgan Chase & Co. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, which was filed with the Securities and Exchange Commission on August 5, 2025.

Sincerely,

JPMorgan Chase & Co.

By: /s/ Reid R. Broda
Reid R. Broda
Corporate Secretary